UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning        January 1, 2001         and Ending           December 31, 2001
                -----------------                            -------------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                       KEYSPAN ENGINEERING & SURVEY, INC.
                      - -----------------------------------
                        (Exact Name of Reporting Company)



A                              Subsidiary                       Service Company
                    ------------------------------
                       ("Mutual" or "Subsidiary")

Date of Incorporation       July 9, 1931
                           --------------

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized        New York
                                                                    ------------

Location of Principal Executive Offices of Reporting Company     Hicksville, NY
                                                               -----------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Ronald S. Jendras    VP, Controller and Chief Acctg. Officer
------------------------------------------------------------
       (Name)                           (Title)

One Metrotech Center, Brooklyn, NY 11201
------------------------------------------
(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company

                               KEYSPAN CORPORATION

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.


                                                                                                                  2
                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                      Schedule or          Page
Description of Schedules and Accounts                                                Account Number       Number
-----------------------------------------------                                     -----------------   ------------
     COMPARATIVE BALANCE SHEET                                                      Schedule I               3
        SERVICE COMPANY PROPERTY                                                    Schedule II              4
        ACCUMULATED PROVISION FOR  DEPRECIATION  AND
          AMORTIZATION OF SERVICE COMPANY PROPERTY                                  Schedule III             5
        INVESTMENTS                                                                 Schedule IV              6
        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                                Schedule V               7
        FUEL STOCK EXPENSES UNDISTRIBUTED                                           Schedule VI              8
        STORES EXPENSE UNDISTRIBUTED                                                Schedule VII             9
        MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                    Schedule VIII           10
        MISCELLANEOUS DEFERRED DEBITS                                               Schedule IX             11
        RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                         Schedule X              12
        PROPRIETARY CAPITAL                                                         Schedule XI             13
        LONG-TERM DEBT                                                              Schedule XII            14
        CURRENT AND ACCRUED LIABILITIES                                             Schedule XIII           15
        NOTES TO FINANCIAL STATEMENTS                                               Schedule XIV            16


     COMPARATIVE INCOME STATEMENT                                                   Schedule XV             17
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                   Account 457             18
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                                Account 458             19
        ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
          NONASSOCIATE COMPANIES                                                    Schedule XVI            20
        SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
          SERVICE FUNCTION                                                          Schedule XVII           21
        DEPARTMENTAL ANALYSIS OF SALARIES                                           Account 920             22
        OUTSIDE SERVICES EMPLOYED                                                   Account 923             23
        EMPLOYEE PENSIONS AND BENEFITS                                              Account 926             24
        GENERAL ADVERTISING EXPENSES                                                Account 930.1           25
        MISCELLANEOUS GENERAL EXPENSES                                              Account 930.2           26
        RENTS                                                                       Account 931             27
        TAXES OTHER THAN INCOME TAXES                                               Account 408             28
        DONATIONS                                                                   Account 426.1           29
        OTHER DEDUCTIONS                                                            Account 426.5           30
        NOTES TO STATEMENT OF INCOME                                                Schedule XVIII          31
        FINANCIAL DATA SCHEDULE                                                     Schedule XIX            32

     ORGANIZATION CHART                                                                                     33

     METHODS OF ALLOCATION                                                                                  34

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                             35



                                                                                                                     3
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                            As of December 31,
   ACCOUNT                                  DESCRIPTION                                            2001
--------------     ---------------------------------------------------------------        ------------------------
                   ASSETS AND OTHER DEBIT ACCOUNTS

                   Service Company Property
          101      Service company property                                                                   $ -
          107      Construction work in progress                                                                -
                                                                                           ------------------------
                                                                   Total Property                               -
          108      Accumulated provision for depreciation and amortization
                      of service company property                                                               -
                                                                                          ------------------------
                                                     Net Service Company Property                               -
                                                                                          ------------------------

                   Investments
          123      Investment in associate companies                                                            -
          124      Other investments                                                                            -
                                                                                          ------------------------
                                                                Total Investments                               -
                                                                                          ------------------------

                   Current and Accrued Assets
          131      Cash                                                                                         -
          134      Special deposits                                                                             -
          135      Working funds                                                                                -
          136      Temporary cash investments                                                                   -
          141      Notes receivable                                                                             -
          143      Accounts receivable                                                                         56
          144      Accumulated provision for uncollectible accounts                                             -
          146      Accounts receivable from associate companies                                            41,734
          152      Fuel stock expenses undistributed                                                            -
          154      Materials and supplies                                                                       -
          163      Stores expense undistributed                                                                 -
          165      Prepayments                                                                                 66
          174      Miscellaneous current and accrued assets                                                     -
                                                                                          ------------------------
                                                 Total Current and Accrued Assets                          41,856
                                                                                          ------------------------

                   Deferred Debits
          181      Unamortized debt expense                                                                     -
          184      Clearing accounts                                                                            -
          186      Miscellaneous deferred debits                                                              540
          188      Research, development or demonstration expenditures                                          -
          190      Accumulated deferred income taxes                                                        1,585
                                                                                          ------------------------
                                                            Total Deferred Debits                           2,125
                                                                                          ------------------------

                   Total Assets and Other Debit Accounts                                                 $ 43,981
                                                                                          ========================


                                                                                                                  3A
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                            As of December 31,
   ACCOUNT                                  DESCRIPTION                                            2001
--------------     ---------------------------------------------------------------        ------------------------

                   LIABILITIES AND OTHER CREDIT ACCOUNTS
                   Proprietary Capital
          201      Common stock issued                                                                      $ 540
          211      Miscellaneous paid-in-capital                                                              (46)
          215      Appropriated retained earnings                                                               -
          216      Unappropriated retained earnings                                                           (63)
                                                                                          ------------------------
                                                        Total Proprietary Capital                             431
                                                                                          ------------------------

                   Long-Term Debt
          223      Advances from associate companies                                                            -
          224      Other long-term debt                                                                         -
          225      Unamortized premium on long-term debt                                                        -
          226      Unamortized discount on long-term debt                                                       -
                                                                                          ------------------------
                                                              Total Long-Term Debt                               -
                                                                                          ------------------------

                   Current and Accrued Liabilities
          231      Notes payable                                                                                -
          232      Accounts payable                                                                            25
          233      Notes payable to associate companies                                                         -
          234      Accounts payable to associate companies                                                 36,692
          236      Taxes accrued                                                                            1,695
          237      Interest accrued                                                                             -
          238      Dividends declared                                                                           -
          241      Tax collections payable                                                                     23
          242      Miscellaneous current and accrued liabilities                                            7,594
                                                                                          ------------------------
                                            Total Current and Accrued Liabilities                          46,029
                                                                                          ------------------------

                   Deferred Credits
          253      Other deferred credits                                                                       -
          255      Accumulated deferred investment tax credits                                                  -
                                                                                          ------------------------
                                                           Total Deferred Credits                               -
                                                                                          ------------------------

                   Accumulated Deferred Income Taxes
          282      Accumulated deferred income taxes                                                       (2,479)
                                                                                          ------------------------
                                                Accumulated Deferred Income Taxes                          (2,479)
                                                                                          ------------------------

                   Total Liabilities and Other Credit Accounts                                           $ 43,981
                                                                                          ========================


                                                                                                                         4
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)
                                                     BALANCE AT                                                  BALANCE
                                                     BEGINNING                    RETIREMENTS     OTHER (1)     AT CLOSE
ACCOUNT              DESCRIPTION                      OF YEAR       ADDITIONS      OR SALES        CHANGES       OF YEAR
-------------- ------------------------            --------------  ------------  --------------  ------------  ------------
     101       SERVICE COMPANY PROPERTY                      $ -           $ -             $ -           $ -           $ -
                                                   ==============  ============  ==============  ============  ============

                                                                                                                          5
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)
                                                    BALANCE AT     ADDITIONS                        OTHER         BALANCE
                                                   BEGINNING      CHARGED TO                       CHARGES       AT CLOSE
ACCOUNT             DESCRIPTION                     OF YEAR        ACCT. 403     RETIREMENTS     ADD/(DEDUCT)     OF YEAR
------------- ------------------------            -------------  -------------- --------------  --------------- ------------
    108       ACCUMULATED PROVISION FOR
              DEPRECIATION AND AMORTIZATION
              OF SERVICE COMPANY PROPERTY                  $ -             $ -            $ -              $ -          $ -
                                                  =============  ============== ==============  =============== ============

                                                                                                               6
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.
Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                             BALANCE AT             BALANCE AT
                                                                             BEGINNING               CLOSE OF
                    DESCRIPTION                                               OF YEAR                  YEAR
              ------------------------                                     --------------          --------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 124 - OTHER INVESTMENTS                                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                             $ -                     $ -
                                                                           ==============          ==============


                                                                                                            7
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:   Complete the following schedule listing
                accounts receivable from each associate
                company. Where the service company has
                provided accommodation or convenience payments
                for associate companies, a separate listing of
                total payments for each associate company by
                subaccount should be provided.

                                                                            BALANCE AT           BALANCE AT
                                                                             BEGINNING            CLOSE OF
                    DESCRIPTION                                               OF YEAR               YEAR
              ------------------------                                     --------------       --------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
              Boston Gas Company                                                     $ -             $      8
              Colonial Gas Company                                                     -                    2
              KeySpan Corporate Services LLC                                           -                9,614
              KeySpan Utility Services LLC                                             -                2,703
              KeySpan Electric Services LLC                                            -               11,224
              KeySpan Generation LLC                                                   -                9,081
              KeySpan Energy Development Corporation                                   -                  679
              KeySpan Gas East Corporation                                             -                  610
              The Brooklyn Union Gas Company                                           -                 (151)
              KeySpan Ravenswood Services Corp.                                        -                3,377
              KeySpan Energy Trading Services LLC                                      -                    2
              KeySpan Corporation                                                      -                4,585
                                                                           --------------       --------------

              TOTAL                                                                  $ -            $  41,734
                                                                           ==============       ==============


                                                                                                               8
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:        Report the amount of labor and expenses
                     incurred with respect to fuel stock expenses
                     during the year and indicate amount
                     attributable to each associate company. Under
                     the section headed "Summary" listed below give
                     an overall report of the fuel functions
                     performed by the service company.


                DESCRIPTION                                    LABOR              EXPENSES             TOTAL
              ----------------------------------            -------------       -------------       -------------
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                          $ -                 $ -                 $ -
                                                            =============       =============       =============


                                                                                                                     9
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:        Report the amount of labor and expenses
                     incurred with respect to stores expense during
                     the year and indicate amount attributable to
                     each associate company.


                    DESCRIPTION                             LABOR                  EXPENSES                  TOTAL
              ------------------------                   ------------             ------------            -------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                       $ -                      $ -                      $ -
                                                         ============             ============            =============

                                                                                                             10
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                            BALANCE AT               BALANCE AT
                                                                            BEGINNING                 CLOSE OF
                    DESCRIPTION                                              OF YEAR                   YEAR
              ------------------------                                     -------------            ------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                              $ -                     $ -
                                                                           =============            ============


                                                                                                             11
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.

                                                                            BALANCE AT               BALANCE AT
                                                                            BEGINNING                 CLOSE OF
                    DESCRIPTION                                              OF YEAR                   YEAR
              ------------------------                                     -------------            ------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

              Intangible Asset - Engineering License                                $ -                   $ 540
                                                                           =============            ============

                                                                             12
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or demonstration project that incurred costs by the service corporation during the year.


                    DESCRIPTION                                       AMOUNT
              ------------------------                              ------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES       $ -
                                                                    ============



                                                                                                                     13
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)
                                                    NUMBER OF            PAR OR STATED              OUTSTANDING
   ACCOUNT                                            SHARES                 VALUE                    AT CLOSE
   NUMBER              CLASS OF STOCK               AUTHORIZED             PER SHARE                 OF PERIOD
--------------  ------------------------------  -------------------  ----------------------- ---------------------------
     201        Common Stock Issued                 300 Shares                 -             NO. OF SHARES
                                                                                                                     10
                                                                                             TOTAL AMOUNT
                                                                                                                   $540


INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
                disclosing  the general  nature of  transactions  that gave rise to the reported amounts.

DESCRIPTION                                                                  AMOUNT
----------------                                                     -----------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                           $ (46)


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                          $   -
                                                                     -----------------------

TOTAL                                                                                 $ (46)
                                                                     =======================


INSTRUCTIONS:     Give particulars concerning net income or (loss)
                  during the year, distinguishing between compensation
                  for the use of capital owed or net loss remaining
                  from servicing nonassociates per the General
                  Instructions of the Uniform System of Accounts. For
                  dividends paid during the year in cash or otherwise,
                  provide rate percentage, amount of dividend, date declared and date paid.
                               BALANCE AT                                                            BALANCE AT
                                BEGINNING           NET INCOME             DIVIDENDS                   CLOSE
DESCRIPTION                      OF YEAR            OR (LOSS)                 PAID                    OF YEAR
----------------            ------------------  -------------------  ----------------------- ---------------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                     $ -                $ (63)                     $ -                       $ (63)
                            ==================  ===================  ======================= ===========================



Net Loss is the result of the following:
     Net Income before Taxes                                   $ 4   Late Payment Charge from Associates Companies
     Less:  State Income Tax Expense                            33
     Less:  Federal Income Tax Expense                          34
                                                -------------------
     Net Loss                                                $ (63)
                                                ===================


                                                                                                                      14
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:   Advances from associate companies should be reported
                separately for advances on notes, and advances on
                open account. Names of associate companies from which
                advances were received shall be shown under the class
                and series of obligation column. For Account 224 -
                Other Long-Term Debt, provide the name of creditor
                company or organization, terms of the obligation,
                date of maturity, interest rate, and the amount
                authorized and outstanding.
                           TERMS OF OBLIG   DATE                               BALANCE AT                    BALANCE AT
                           CLASS & SERIES    OF      INTEREST   AMOUNT     BEGINNING                 (1)        CLOSE
    NAME OF CREDITOR       OF OBLIGATION  MATURITY    RATE    AUTHORIZED    OF YEAR   ADDITIONS  DEDUCTIONS    OF YEAR
-------------------------- -------------- ---------- -------- ---------------------------------- ------------------------
    NONE                                                                          $ -       $ -          $ -         $ -
                                                                          ====================== ========================


                                                                                                               15
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:     Provide balance of notes and accounts payable
                  to each associate company. Give description
                  and amount of miscellaneous current and
                  accrued liabilities. Items less than $10,000
                  may be grouped, showing the number of items in
                  each group.

                                                                            BALANCE AT              BALANCE AT
                                                                             BEGINNING               CLOSE OF
                    DESCRIPTION                                               OF YEAR                  YEAR
              ------------------------                                     --------------        -----------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                   $ -                   $    -
                                                                           ==============        =================







ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              KeySpan Corporation                                                    $ -                  $ 6,137
              KeySpan Corporate Services LLC                                           -                   30,390
              KeySpan Engineering & Survey, Inc.                                       -                      165
                                                                           --------------        -----------------

              TOTAL                                                                  $ -                 $ 36,692
                                                                           ==============        =================








ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

              Severance Accrual                                                      $ -                    $ 727
              Accrued Vacation                                                         -                    3,638
              Accrued Incentive Compensation                                           -                    3,229
                                                                           --------------        -----------------

              TOTAL                                                                  $ -                  $ 7,594
                                                                           ==============        =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Engineering and Survey, Inc ("KENG "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KENG and KeySpan and its subsidiaries (collectively, the "Client Companies"), KENG advises and assists Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering and construction operations of Client Companies.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly assigned where possible 2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship, otherwise c) allocated broad base. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of KENG are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with the original maturity of three months or less.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". The Standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity will capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its then present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We currently do not anticipate that implementation of this Statement will have a significant effect on the results of operations and financial condition.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

We currently do not anticipate that implementation of this Statement will have a significant effect on the results of operations and financial condition.


Note 2.  Postretirement Benefits

Pension: KENG employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KENG; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KENG). Pension income allocated to KENG from the total pension income for KeySpan (as calculated below) for the year ended December 31, 2001 was approximately $1.4 million. KENG employees account for approximately 3% of the employees participating in the KeySpan Plan. Funding for pensions is in accordance with requirements of federal law and regulations.


The calculation of KeySpan's net periodic pension cost is as follows:

--------------------------------------------------------------------------------
                                                              (In Thousands of
                                                                  Dollars)
--------------------------------------------------------------------------------
                                                                    Year Ended
                                                                  December 31,
                                                                          2001
--------------------------------------------------------------------------------
Service cost, benefits earned during the period                     $   41,162
Interest cost on projected benefit obligation                          128,481
Expected return on plan assets                                       (180,757)
Net amortization and deferral                                         (39,772)
--------------------------------------------------------------------------------
Other postretirement benefit cost                                  $  (50,886)
--------------------------------------------------------------------------------

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The  following  table sets  forth  KeySpan's  pension  plan's  funded  status at
December 31,  2001.  The net prepaid  pension cost is recorded on KeySpan.  Plan assets are principally common stock and fixed income  securities.
                                                                       (In Thousands of Dollars)
------------------------------------------------------------------------------------------------
                                                                               December 31,
                                                                                       2001
------------------------------------------------------------------------------------------------
Benefit obligation at beginning of period                                    $   (1,914,885)
Benefit obligation of acquisitions                                                        -
Service cost                                                                        (41,162)
Interest cost                                                                      (128,481)
Amendments                                                                           (8,679)
Actuarial gain (loss)                                                                61,718
Special termination benefits                                                              -
Settlements                                                                               -
Benefits paid                                                                       116,335
------------------------------------------------------------------------------------------------
                                                                                 (1,915,154)
------------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of period                                  2,170,093
Fair value of acquired plan assets                                                        -
Actual return on plan assets                                                       (197,632)
Employer contribution                                                                43,130
Settlements                                                                               -
Benefits paid                                                                      (116,335)
------------------------------------------------------------------------------------------------
                                                                                  1,899,256
------------------------------------------------------------------------------------------------
Funded status                                                                       (15,898)
Unrecognized net (gain) from past experience different from that assumed and
from changes in assumptions                                                           8,207
Unrecognized prior service cost                                                      84,036
Unrecognized transition obligation                                                    1,212
------------------------------------------------------------------------------------------------
                                                                               $     77,557
------------------------------------------------------------------------------------------------

                                                              Year Ended
                                                             December 31,
                                                                 2001
--------------------------------------------------------------------------------
Weighted Average Assumptions:
   Obligation discount                                                  7.00%
   Asset return                                                         8.50%
   Average annual increase in compensation                              4.00%
--------------------------------------------------------------------------------

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Other Postretirement Benefits: KENG employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. KENG has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code.

The calculation of KeySpan's net periodic other postretirement benefit cost is as follows:

                                                       (In Thousands of Dollars)
--------------------------------------------------------------------------------
                                                                  Year Ended
                                                                December 31,
                                                                        2001
--------------------------------------------------------------------------------
Service cost, benefits earned during the period                  $    20,339
Interest cost on projected benefit obligation                         64,649
Expected return on plan assets                                        (42,822)
Special termination charge                                                 -
Net amortization and deferral                                         11,664
--------------------------------------------------------------------------------
Other postretirement benefit cost                                $    53,830
--------------------------------------------------------------------------------



Other post-retirement costs are allocated to KENG; related other postretirement obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KENG). Other post-retirement costs allocated to KENG from the total post retirement benefit cost for KeySpan (as calculated above) for the year ended December 31, 2001 was approximately $3.4 million.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The following table sets forth the KeySpan plan's funded status at December 31, 2001. Plan assets principally are common stock and fixed income securities.

----------------------------------------------------------------------------------------------------
                                                                        (In Thousands of
                                                                        Dollars)
----------------------------------------------------------------------------------------------------

                                                                                 December 31,
                                                                                     2001
----------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of period                                    $  (873,421)
     Benefit obligation of acquisitions                                                     -
     Service cost                                                                     (20,339)
     Interest cost                                                                    (64,649)
     Plan Participants' contributions                                                  (1,439)
     Amendments                                                                            52
     Actuarial gain (loss)                                                            (57,670)
     Special termination benefits                                                           -
     Benefits paid                                                                     47,774
----------------------------------------------------------------------------------------------------
Benefit obligation at end of period                                                   (969,692)
----------------------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of period                                 554,866
     Fair value of acquired plan assets                                                     -
     Actual return on plan assets                                                     (39,703)
     Employer contribution                                                              7,318
     Plan Participants' contributions                                                   1,439
     Benefits paid                                                                    (47,774)
----------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                                            476,146
----------------------------------------------------------------------------------------------------
     Funded status                                                                    (493,546)
     Unrecognized net loss from past experience different from that assumed and
     from changes in assumptions                                                       251,198
     Unrecognized prior service cost                                                    (8,392)
----------------------------------------------------------------------------------------------------
Net accrued pension cost                                                          $  (250,740)
----------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------
                                                                Year Ended
                                                               December 31,
                                                                   2001
     ---------------------------------------------------------------------------
     Weighted Average Assumptions:
        Obligation discount                                              7.00%
        Asset return                                                     8.50%
        Average annual increase in compensation                          4.00%
     ---------------------------------------------------------------------------

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The measurement of plan liabilities also assumes a health care cost trend rate of 10% grading down to 5% in 2009 and thereafter. A 1% increase in the health care cost trend rate would have the effect of increasing the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately $110.8 million and the net periodic post-retirement health care expense by approximately $12.9 million. A 1% decrease in the health care cost trend rate would have the effect of decreasing the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $97.3 million and the net periodic postretirement health care expense by approximately $10.8 million.

Note 3.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

Note 4.  Capital Stock

Common Stock: Currently, KENG has 300 shares of authorized common stock with no par value.

Note 5.  Operating Leases

Since the beginning of 2001, substantially all leases are the obligation of KeySpan Corporate Services ("KCS"). KENG records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in KCS company billings, are reflected in Operations and Maintenance expense in the Statement of Income.

Note 6. Income Tax

The Company will file a consolidated federal income tax return for calendar year 2001 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Income tax expense (benefit) is reflected as follows in the Statement of Income:

--------------------------------------------------------------------------------
                                                       (In Thousands of Dollars)
--------------------------------------------------------------------------------
                                                          December 31,
                                                              2001
--------------------------------------------------------------------------------
Current federal income tax                             $     2,513
Deferred federal income tax                                 (2,479)
--------------------------------------------------------------------------------
Total income tax expense                                $       34
================================================================================




The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

------------------------------------------------------------------------------
                                                       (In Thousands of Dollars)
 ------------------------------------------------------------------------------
                                                           December 31,
                                                               2001
------------------------------------------------------------------------------
Benefits of state tax loss carryforwards                       $      1,585
Pension and postretirement costs                                      1,771
Other items - net                                                       708
------------------------------------------------------------------------------
Net deferred tax asset                                         $      4,064
==============================================================================


The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:

-------------------------------------------------------------------------------
                                                    (In Thousands of Dollars)
------------------------------------------------------------------------------
                                                                   Year Ended
                                                                   December 31,
                                                                       2001
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Computed at the statutory rate                                  $       (10)
Adjustments related to:
Penalties                                                                46
Other items -net                                                         (2)
------------------------------------------------------------------------------
Total income tax expense                                          $      34
==============================================================================


                                                                                                                        17
                       ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                              For the Year Ended December 31, 2001

                                           SCHEDULE XV
                                       STATEMENT OF INCOME
                                         (In Thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                           YEAR ENDED
                                                                                                          DECEMBER 31,
   ACCOUNT                                        DESCRIPTION                                                 2001
--------------------------------------------------------------------------------------------------    ---------------------
       INCOME
457.1         SERVICES RENDERED TO ASSOCIATE COMPANIES                                                            $ 57,883
457.2         SERVICES RENDERED TO ASSOCIATE COMPANIES                                                              22,378
457.3         SERVICES RENDERED TO ASSOCIATE COMPANIES                                                                 483
                                                                                                      ---------------------
                                                 TOTAL INCOME                                                     $ 80,744
                                                                                                      ---------------------
      EXPENSE
511           MAINTENANCE OF STRUCTURES                                                                              $ 987
512           MAINTENANCE OF BOILER PLANT                                                                            4,525
513           MAINTENANCE OF ELECTRIC PLANT                                                                          3,933
514           MAINTENANCE OF MISCELLANEOUS STEAM PLANT                                                                 117
528           MAINTENANCE SUPERVISION AND ENGINEERING - NUCLEAR                                                          2
549           MAINTENANCE OF MISC. OTHER POWER GENERATION PLANT                                                         28
551           MAINTENANCE SUPERVISION AND ENGINEERING - OTHER POWER GEN.                                                45
568           MAINTENANCE SUPERVISION AND ENGINEERING - TRANSMISSION                                                     8
570           MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                                                            8
583           OVERHEAD LINE EXPENSES                                                                                    68
584           UNDERGROUND LINE EXPENSES                                                                                127
590           MAINTENANCE SUPERVISION AND ENGINEERING - DISTRIBUTION                                                    46
592           MAINTENANCE OF STATION EQUIPMENT - DISTRIBUTION                                                        7,911
593           MAINTENANCE OF OVERHEAD LINES                                                                              5
595           MAINTENANCE OF LINE TRANSFORMER                                                                          409
874           MAINS & SERVICES EXPENSES                                                                                 14
893           MAINTENANCE OF METERS AND HOUSE REGULATORS                                                                90
920           SALARIES AND WAGES                                                                                    22,907
921           OFFICE SUPPLIES AND EXPENSES                                                                           8,077
930.2         MISCELLANEOUS GENERAL EXPENSES                                                                             2
940           SERVICE COMPANY EXPENSES TO CAPITAL                                                                   24,861
984           SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                                                          5,960
408           TAXES OTHER THAN INCOME                                                                                   33
409           INCOME TAXES                                                                                           2,513
410           PROVISION FOR DEFERRED INCOME TAXES                                                                   (2,479)
419           INTEREST AND DIVIDEND INCOME                                                                              (4)
426.3         PENALTIES                                                                                                131
430           INTEREST ON DEBT TO ASSOCIATED COMPANIES                                                                 483
                                                                                                      ---------------------
              TOTAL EXPENSE                                                                                       $ 80,807
                                                                                                      ---------------------
              NET INCOME OR (LOSS)                                                                                   $ (63)
                                                                                                      =====================


                                                                                                        18
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)
--------------------------------------------------------------------------------------------------------
                                                 DIRECT        INDIRECT        COMPENSATION       TOTAL
          NAME OF ASSOCIATE COMPANY              COSTS           COSTS          FOR USE OF       AMOUNT
                                                CHARGED         CHARGED           CAPITAL        BILLED
--------------------------------------------------------------------------------------------------------
                                                 457-1           457-2             457-3
Boston Gas Company                                 $ -              $ 13               $ -        $ 13
Colonial Gas Company                                 -                 3                 -           3
Energy North Natural Gas, Inc.                       -                 2                 -           2
KeySpan Utility Services LLC                         1                 -                 -           1
KeySpan Electric Services LLC                   24,520             8,714               162      33,396
KeySpan Generation LLC                          24,255             5,848               119      30,222
KeySpan Energy Development Corporation             662                 -                 -         662
KeySpan Gas East Corporation                     1,151             1,646                53       2,850
The Brooklyn Union Gas Company                     172             1,503                59       1,734
KeySpan Ravenswood Services Corp.                7,122             4,646                90      11,858
KeySpan Energy Trading Services LLC                  -                 3                 -           3
                                          -------------------------------------------------------------
                                          -------------------------------------------------------------

                    TOTAL                     $ 57,883          $ 22,378             $ 483    $ 80,744
                                          =============================================================
                                          =============================================================


                                                                                                               19
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------
                                                          DIRECT      INDIRECT      COMPENSATION        TOTAL
              NAME OF ASSOCIATE COMPANY                   COSTS        COSTS         FOR USE OF         AMOUNT
                                                         CHARGED      CHARGED          CAPITAL          BILLED
------------------------------------------------------------------------------------------------------------------
                                                          458-1        458-2            458-3




                                                       -----------------------------------------------------------
                        TOTAL                                   $ -          $ -                 $ -          $ -
                                                       ===========================================================

                                                                                                                          20
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:  Total cost of service will equal for  associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                               -------------------------------------------------------------------------------------
                                                ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                               ---------------------------  ------------------------------ -------------------------
                                                DIRECT  INDIRECT             DIRECT   INDIRECT              DIRECT  INDIRECT
 ACCOUNT                 DESCRIPTION             COST     COST     TOTAL      COST      COST     TOTAL       COST    COST    TOTAL
------------------------------------------------------------------------  ------------------------------ -------------------------
 511  Maintenance of Structures                 $ 987       $ -   $ 987         $ -      $ -        $ -     $ 987     $ -   $ 987
 512  Maintenance of Boiler Plant               4,525         -   4,525           -        -          -     4,525       -   4,525
 513  Maintenance of Electric Plant             3,933         -   3,933           -        -          -     3,933       -   3,933
 514  Maintenance of Miscellaneous Steam
      Plant                                       117         -     117           -        -          -       117       -     117
 528  Maintenance Supervision and Eng'g-
      Nuclear Power                                 2         -       2           -        -          -         2       -       2
 549  Maintenance of Misc. Other Power
      Generation Plant                             28         -      28           -        -          -        28       -      28
 551  Maintenance Supervision and Eng'g-
      Other Power Gen.                             44         1      45           -        -          -        44       1      45
 568  Maintenance Supervision and Eng'g-
      Transmission                                  8         -       8           -        -          -         8       -       8
 570  Maintenance of Station Equipment-
      Transmission                                  7         1       8           -        -          -         7       1       8
 583  Overhead Line Expenses                        -        68      68           -        -          -         -      68      68
 584  Underground Line Expenses                     -       127     127           -        -          -         -     127     127
 590  Maintenance Supervision and Eng'g-
      Distribution                                  -        46      46           -        -          -         -      46      46
 592  Maintenance of Station Equipment-
      Distribution                              7,892        19   7,911           -        -          -     7,892      19   7,911
 593  Maintenance of Overhead Lines                 -         5       5           -        -          -         -       5       5
 595  Maintenance of Line Transformer             409         -     409           -        -          -       409       -     409
 874  Mains and Services Expenses                   4        10      14           -        -          -         4      10      14
 893  Maintenance of Meters and House
      Regulators                                   90         -      90           -        -          -        90       -      90
 920  Salaries and Wages                       12,791    10,116  22,907           -        -          -    12,791  10,116  22,907
 921  Office Supplies and Expenses              1,148     6,929   8,077           -        -          -     1,148   6,929   8,077
 923  Outside Services Employed                     -         -       -           -        -          -         -       -       -
 924  Property Insurance                            -         -       -           -        -          -         -       -       -
 926  Employee Pensions and Benefits                -         -       -           -        -          -         -       -       -
 928  Regulatory Commission Expenses                -         -       -           -        -          -         -       -       -
930.1 Institutional or Goodwill Advertising         -         -       -           -        -          -         -       -       -
930.2 Miscellaneous General Expenses                2         -       2           -        -          -         2       -       2
 931  General Rents                                 -         -       -           -        -          -         -       -       -
 940  Services Company Expenses to Capital     22,630     2,231  24,861           -        -          -    22,630   2,231  24,861
 984  Services Company Expenses to Clearing
      Accounts                                  3,135     2,825   5,960           -        -          -     3,135   2,825   5,960
 403  Depreciation Expense                          -         -       -                                         -       -       -
 421  Miscellaneous Nonoperating Income             -         -       -           -        -          -         -       -       -
421.1 Gain on Disposition of Property               -         -       -           -        -          -         -       -       -
426.1 Donations                                     -         -       -           -        -          -         -       -       -
426.3 Penalties                                   131         -     131           -        -          -       131       -     131
426.5 Other Deductions                              -         -       -           -        -          -         -       -       -

                                             ---------------------------  ------------------------------ -------------------------
                SUB-TOTAL EXPENSES             57,883    22,378  80,261           -        -          -    57,883  22,378  80,261
 408  Taxes Other Than Income Taxes                 -         -      33           -        -          -         -       -      33
 409  Income Taxes                                  -         -   2,513           -        -          -         -       -   2,513
 410  Provision for Deferred Income Taxes           -         -  (2,479)          -        -          -         -       -  (2,479)
 419  Interest and Dividend Income                  -         -      (4)          -        -          -         -       -      (4)
 427  Interest on Long-term Debt                    -         -       -           -        -          -         -       -       -
 428  Amortization of Debt Discount and
      Expense                                       -         -       -           -        -          -         -       -       -
 430  Interest on Debt to Associated
      Companies                                     -         -     483           -        -          -         -       -     483
 431  Other Interest Expense                        -         -       -           -        -          -         -       -       -
                                             ---------------------------  ------------------------------ -------------------------
      TOTAL COST OF SERVICE                  $ 57,883  $ 22,378 $80,807         $ -      $ -        $ -  $ 57,883 $ 22,378$ 80,807
                                             ===========================  ============================== =========================


                                                                                                                    21
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

             DEPARTMENT OR SERVICE FUNCTION
                                                                    Corporate
                                                             Total     Cost    Generation    Gas         T&D     Electric
ACCOUNT                     DESCRIPTION                      Amount   Center    Services  Engineering Management  Planning
--------------------------------------------------------------------------------------------------------------------------
  511     Maintenance of Structures                          $ 987       $ -      $ 987        $ -         $ -      $ -
  512     Maintenance of Boiler Plant                        4,525         -      4,525          -           -        -
  513     Maintenance of Electric Plant                      3,933         -      3,933          -           -        -
  514     Maintenance of Miscellaneous Steam Plant             117         -        117          -           -        -
  528     Maintenance Supervision and Eng'g-Nuclear Power        2         -          2          -           -        -
  549     Maintenance of Misc. Other Power Generation Plant     28         -         28          -           -        -
  551     Maint. Supervision and Eng'g-Other Power Gen.         45         -         45          -           -        -
  568     Maint. Supervision and Engineering - Transmission      8         -          8          -           -        -
  570     Maintenance of Station Equipment - Transmission        8         -          8          -           -        -
  583     Overhead Line Expenses                                68         -         68          -           -        -
  584     Underground Line Expenses                            127         -        127          -           -        -
  590     Maint. Supervision and Engineering - Distribution     46         -         46          -           -        -
  592     Maintenance of Station Equipment - Distribution    7,911         -      7,911          -           -        -
  593     Maintenance of Overhead Lines                          5         -          5          -           -        -
  595     Maintenance of Line Transformer                      409         -        409          -           -        -
  874     Mains and Services Expenses                           14         -          -         14           -        -
  893     Maintenance of Meters and House Regulators            90         -         90          -           -        -
  920     Salaries and Wages                                22,907       882     18,806        184       1,447    1,588
  921     Office Supplies and Expenses                       8,077      (281)     6,212      1,202         383      561
  923     Outside Services Employed                              -         -          -          -           -        -
  924     Property Insurance                                     -         -          -          -           -        -
  926     Employee Pensions and Benefits                         -         -          -          -           -        -
  928     Regulatory Commission Expenses                         -         -          -          -           -        -
 930.1    Institutional or Goodwill Advertising                  2         -          2          -           -        -
 930.2    Miscellaneous General Expenses                         -         -          -          -           -        -
  931     General Rents                                          -         -          -          -           -        -
  940     Services Company Expenses to Capital              24,861       (47)    19,159        116       4,966      667
  984     Services Company Expenses to Clearing Accounts     5,960        (3)         -        840       5,123        -
  403     Depreciation Expense                                   -         -          -          -           -        -
  421     Miscellaneous Nonoperating Income                      -         -          -          -           -        -
 421.1    Gain on Disposition of Property                        -         -          -          -           -        -
 426.1    Donations                                              -         -          -          -           -        -
 426.3    Penalties                                            131         -        131          -           -        -
 426.5    Other Deductions                                       -         -          -          -           -        -
                                                          --------------------------------------------------------------
                    SUB-TOTAL EXPENSES                      80,261       551     62,619      2,356      11,919    2,816
  408     Taxes Other Than Income Taxes                         33        33          -          -           -        -
  409     Income Taxes                                       2,513     2,513          -          -           -        -
  410     Provision for Deferred Income Taxes               (2,479)   (2,479)         -          -           -        -
  419     Interest and Dividend Income                          (4)       (4)         -          -           -        -
  427     Interest on Long-term Debt                             -         -          -          -           -        -
  428     Amortization of Debt Discount and Expense              -         -          -          -           -        -
  430     Interest on Debt to Associated Companies             483       483          -          -           -        -
  431     Other Interest Expense                                 -         -          -          -           -        -
                                                          --------------------------------------------------------------
          TOTAL COST OF SERVICE                           $ 80,807   $ 1,097   $ 62,619    $ 2,356    $ 11,919  $ 2,816
                                                          ==============================================================

                                                                                                                  22
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                              DEPARTMENTAL SALARY EXPENSE
                                      --------------------------------------------------------------
NAME OF DEPARTMENT                                            INCLUDED IN AMOUNTS BILLED TO              PERSONNEL
--------------------------                             ---------------------------------------------
Indicate each department                  TOTAL          PARENT          OTHER             NON             END OF
or service function                      AMOUNT          COMPANY      ASSOCIATES       ASSOCIATES           YEAR
                                      --------------   ------------  --------------   --------------    -------------
Generation Services                        $ 18,806            $ -        $ 18,806              $ -              557

Gas Engineering                                 184              -             184                -                1

T&D Management                                1,447              -           1,447                -              120

Electric Planning                             1,588              -           1,588                -               25

Corporate Cost Center                           882              -             882                -                -
                                      --------------   ------------  --------------   --------------    -------------

TOTAL                                      $ 22,907            $ -        $ 22,907              $ -              703
                                      ==============   ============  ==============   ==============    =============


                                                                                                                     23
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                              RELATIONSHIP
                                                 DESCRIPTION OF              "A"= ASSOCIATE
          FROM WHOM PURCHASED                   LARGEST INVOICE            "NA"= NONASSOCIATE      AMOUNT       ACCOUNT
------------------------------------------------------------------------------------------------------------------------
Legal Services
   Dickstein Shapiro Morin & Oshinsky LLP    Legal Services                       NA                  $ 126      921
                                                                                                 ============
                                                                                                 ============


Consulting Services
   19 Other Items less than $100,000         Professional Services                NA                  $ 483
                                                                                                 ============
                                                                                                 ============


                                             TOTAL                                                    $ 609
                                                                                                 ============
                                                                                                 ============


                                                                                                         24
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                                    AMOUNT
------------------------                                                       -------------
Pension                                                                             $ 1,393

Employee 401K Match                                                                     297

OPEB Expense                                                                          3,452

Workers Compensation Claims                                                             418

Employee Benefits (including medical, dental, life insurance and AD&D premiums)       5,150
                                                                               -------------

SUB-TOTAL                                                                            10,710

Costs Distributed to Various Accounts as Labor Burdens                              (10,710)
                                                                               -------------

TOTAL                                                                                   $ -
                                                                               =============


                                                                                                            25
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General
Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.

      DESCRIPTION                         NAME OF PAYEE                                          AMOUNT
-----------------------------------   --------------------------------------------------------   --------------
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                               $ -
                                                                                                 ==============


                                                                             26
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Advertising Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                   AMOUNT
------------------------                                    ------------

Miscellaneous Employee Award                                        $ 2
                                                            ============

                                                                            27
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                     AMOUNT
------------------------                                      -----------

ACCOUNT 931 - RENTS                                                  $ -
                                                              ===========


                                                                                                                         28
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                          AMOUNT
--------------------------                                                                         ------------
Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                                    $ 4,093

          State Income Tax                                                                                  33
                                                                                                   ------------

          SUB-TOTAL                                                                                    $ 4,126

          Payroll Taxes Distributed to Various Accounts as Labor Burdens                                (4,093)
                                                                                                   ------------

          TOTAL                                                                                           $ 33
                                                                                                   ============

                                                                              29
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                       PURPOSE OF DONATION          AMOUNT
-----------------------------------     ------------------------  --------------

ACCOUNT 426.1 - DONATIONS                                              $ -
                                                                  ==============

                                                                            30
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


DESCRIPTION                        NAME OF PAYEE                   AMOUNT
------------------------           --------------------------    -----------

ACCOUNT 426.5 - OTHER DEDUCTIONS                                        $ -
                                                                 ===========

                                                                            31
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:             The space below is provided for important notes
                          regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



              SEE NOTES TO FINANCIAL STATEMENTS ON Page 16

                                                                                                                  32
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001
                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)

Net Service Company Property                                                                    $      -
Total Investments                                                                               $      -
Total Current And Accrued Assets                                                                $ 41,856
Total Deferred Debits                                                                           $  2,125
Balancing Amount for Total Assets and Other Debits                                              $      -
Total Assets and Other Debits                                                                   $ 43,981
Total Proprietary Capital                                                                       $    431
Total Long-Term Debt                                                                            $      -
Notes Payable                                                                                   $      -
Notes Payable to Associate Companies                                                            $      -
Balancing Amount for Total Current and Accrued Liabilities                                      $ 46,029
Total Deferred Credits                                                                          $      -
Accumulated Deferred Income Tax Credits                                                         $ (2,479)
Total Liabilities and Proprietary Capital                                                       $ 43,981
Services Rendered to Associate Companies                                                        $ 80,744
Services Rendered to Nonassociate Companies                                                     $      -
Miscellaneous Income or Loss                                                                    $      -
Total Income                                                                                    $ 80,744
Salaries and Wages                                                                              $ 22,907
Employee Pensions and Benefits                                                                  $      -
Balancing Amount for Total Expenses                                                             $ 57,900
Total Expenses                                                                                  $ 80,807
Net Income (Loss)                                                                               $   (63)
Total Cost of Service (Direct Costs)                                                            $ 57,883
Total Cost of Service (Indirect Costs)                                                          $ 22,378
Total Cost of Service (Total)                                                                   $ 80,807
Number of Personnel End of Year                                                                      703

                                                                           33
               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2001

                               ORGANIZATION CHART


              Chief Executive Officer - Engineering

              Chief Executive Officer - Surveying

              Vice President, Controller and Chief Accounting Officer

              Secretary

              Treasurer

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Engineering & Survey, Inc.


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

B.       Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below:



          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                             Clearing
                                                         Property
                                                         3-point formula

         Executive and Administrative                    3-point formula


Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.







               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                      For the Year Ended December 31, 2001

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Engineering & Survey for the year ended December 31, 2001.

In 2001, KeySpan Engineering & Survey initiated short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 2.2325% to 6.5059%. Interest in the amount of $482,649 was accrued on these borrowings and was billed to the client companies.

KeySpan Engineering & Survey does not bill its associate client companies for compensation of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                                   Borrowed
                                                   Capital
                                             -----------------
KeySpan Electric Services LLC                     $   161,517
KeySpan Generation LLC                                118,717
KeySpan Gas East Corporation                           53,389
The Brooklyn Union Gas Company                         59,267
KeySpan Ravenswood Services Corp.                      89,759
                                             -----------------
Total                                             $   482,649
                                             =================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                         KEYSPAN ENGINEERING & SURVEY, INC.
                           (Name of Reporting Company)




                         By: /s/ Ronald S. Jendras
                             ---------------------------
                             (Signature of Signing Officer)

                             Ronald S. Jendras
                             Vice President, Controller and Chief Acctg. Officer
                             ---------------------------------------------------
                             (Printed Name & Title of Signing Officer)

                             Date: April 30, 2002